SPHERE 3D CORPORATION

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Sphere 3D Corporation (the “Corporation”)
240 Matheson Boulevard East
Mississauga, Ontario
L4Z 1X1

Item 2	Date of Material Change

April 14, 2014

Item 3	News Release

The news release attached hereto as Schedule “A” issued by the Corporation and disseminated via Newsfile Corp. on April 14, 2014 and is available on the Corporation’s profile at www.sedar.com.

Item 4	Summary of Material Change

On April 14, 2014, the Corporation announced that it has filed an application with Nasdaq OMX Group to list its common shares on the Nasdaq Capital Market and provided a corporate update. The NASDAQ listing application is subject to review and approval by NASDAQ’s Listing Qualifications Department.

Item 5	Full Description of Material Change

The news release attached hereto as Schedule “A” provides a full description of the material change.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

The executive officer who is knowledgeable about this material change report is Scott Worthington, Chief Financial Officer of the Corporation, at (416) 749-5999.

Item 9	Date of Report

April 14, 2014

SCHEDULE “A”

Sphere 3D Corporate Update
Achieves Significant Business Milestones andFiles for NASDAQ Listing

Mississauga, Ontario – April 14th, 2014 – Sphere 3D Corporation (TSXV: ANY OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it has filed an application with Nasdaq OMX Group to list its common shares on the Nasdaq Capital Market and is providing the following corporate update.

“We have achieved significant milestones over the past year and are now in the position to accelerate our growth. We have established several key strategic partnerships, completed the acquisition of V3 Systems, Inc. and strengthened our cash position with the recent financing from Cyrus Capital,” said Peter Tassiopoulos, CEO of Sphere 3D, “We believe that applying for listing on NASDAQ represents another important milestone for the Company and will help increase liquidity while providing greater access for U.S. investors and institutions."

Recent Highlights:

•	Completed acquisition of V3 Systems, Inc., a privately held virtualization company on March 21st , 2014;
•

Completed the integration of the V3 team; including the addition of former founder of V3 Systems, Mr. Peter Bookman, taking on responsibility for accelerating the building of the Company’s Intellectual Property Portfolio;

•	Converted 3 provisional patents to full patent fillings in Q1 2014; bringing the total number of full patent filings to 12;
•	Signed the Company’s first Desktop as a Service (“DaaS”) agreement in Q1 2014, with an international services company;
•	Recognized revenue in Q1 from Glassware 2.0™ licenses, V3 Appliances, Professional Services and Desktop Cloud Orchestrator™ (“DCO”);
•	Derived revenue from customers in Canada, United States, Europe and elsewhere; verticals sold to in Q1 2014 include Government, Construction and Financial Services;
•	Finalized partnership with Dell to integrate the Glassware 2.0™ platform and DCO, from recently acquired V3 Systems, with Dell DRIVE;
•

Expanded relationship in Q1 2014 with Corel beyond previously announced VAR and Distribution agreements. Corel is estimated to have over 100 million active retail users in 75 countries and over 78% of the PC based non-Microsoft office productivity market;

•	Expanded relationship with licensee Overland Storage (NASDAQ:OVRL) to include V3 appliances, DCO and collaboration on additional IP creation.

Overland’s completed purchase of Tandberg Data in Q1 2014 gives Sphere 3D access to a combined channel of over 19,000 resellers, multiple distributers and OEMs as well as a customer install base that exceeds 1,000,000 units.

Financial Highlights:

•	Estimated revenue for Q1 2014 is expected to exceed $1 million;
•	Cash and short term investments at the end of Q1 2014 are in excess of $7 million;
•	Total assets at the end of Q1 2014 are in excess of $20 million;
•	Completed a Convertible Debenture financing of U.S. $5 million on March 21, 2014.

The Company further reports, that in addition to the demonstration center at the Company’s head office near Toronto, Canada, the Company has now established two additional locations for existing and potential customers and partners to come and test drive Glassware 2.0™ and V3 appliances; the new locations are at Overland’s offices in San Jose, California, and at the Sphere 3D satellite office in Salt Lake City, Utah. The Company will be announcing additional locations with partners in the United States and Europe in Q2 2014.

The NASDAQ listing application is subject to review and approval by NASDAQ’s Listing Qualifications Department. While the Company intends to satisfy all of NASDAQ’s requirements for initial listing, no assurance can be given that its application will be approved. The Company’s common stock will continue to trade on the OTCQX under its current symbol, “SPIHF”, and on TSXV under the symbol “ANY” during the NASDAQ review process.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements, without limitation, may contain the words believes, expects, anticipates, estimates, intends, plans, or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and actual results could differ materially from those anticipated. Forward looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.Except for historical facts, the statements in this news release, as well as oral statements or other written statements made or to be made by Sphere 3D Corporation, are forward-looking and involve risks and uncertainties. For example, statements about the Company's application to list its common stock on the Nasdaq Capital Market, its operations, capital-raising transactions and financial accounting, current or expected market size for its products, the success of current or future product offerings, the research and development efforts are all forward looking statements. In the context of any forward-looking information please refer to risk factors detailed in, as well as other information contained in the Company's filings with Canadian securities regulators (www.sedar.com).

Neither TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.